GUARANTEE AND INDEMNITY

Dated:                                      2003

BY:

(1)	TEEKAY SHIPPING CORPORATION, a company incorporated according to the law of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, PO Box 1405, Majuro, The Marshall Islands MH-196960 (“the Guarantor”);

IN FAVOUR OF:

(2)	DEN NORSKE BANK ASA acting through its office at Stranden 21, PO Box 1171 Sentrum, N-0107 Oslo, Norway in its capacity as agent and security trustee on behalf of the Banks (as defined below) (“the Agent”).

WHEREAS:-

(A)	At the request of the Guarantor, each of the banks listed in Schedule 1 to the Loan Agreement (“the Banks”) has agreed to lend to Norsk Teekay Holdings Ltd, a company incorporated according to the law of the Marshall Islands (“the Borrower”), its Commitment of an aggregate amount not exceeding five hundred and fifty million Dollars ($550,000,000 ) (“the Loan”) on the terms and subject to the conditions set out in a Revolving Credit Facility Agreement dated 2003 made between the Borrower, the Banks, the Arrangers and the Agent as agent for the Banks (“the Loan Agreement”).

(B)	Pursuant to the Loan Agreement, and as a condition precedent to the several obligations of the Banks to make the Loan available to the Borrower, the Borrower has, amongst other things, agreed to procure that the Guarantor execute and deliver this Guarantee and Indemnity in favour of the Agent as agent and trustee for the Banks.

THIS DEED WITNESSES as follows:-

1	Definitions and Interpretation

1.1	In this Guarantee and Indemnity:-

1.1.1	“the Borrower’s Security Documents” means those of the Security Documents to which the Borrower is at any time during the Facility Period a party;

1.1.2	“the Guarantor’s Liabilities” means all of the liabilities and obligations of the Guarantor to the Agent under or pursuant to this Guarantee and Indemnity, whether actual or contingent, including (without limitation) Interest;

1.1.3	“Interest” means interest at the Default Rate;

1.1.4	“Surety” means any person (other than the Borrower or the Guarantor) who has given or who may in the future give to the Banks or to the Agent on their behalf any security, guarantee or indemnity for or in relation to the Indebtedness.

1.2	All words and expressions defined in the Loan Agreement shall have the same meaning when used in this Guarantee and Indemnity unless the context otherwise requires and clause 1.2 of the Loan Agreement shall apply to the interpretation of this Guarantee and Indemnity as if it were set out in full.

2	Representations and Warranties

The Guarantor represents and warrants to the Agent at the date of this Guarantee and Indemnity and, by reference to the facts and circumstances then pertaining and for each representation and warranty other than that contained in Clause 2.6, at each Interest Payment Date as follows:-

2.1	The Guarantor is a body corporate duly constituted and existing and in good standing under the law of its country of incorporation with perpetual corporate existence and the power to sue and be sued, to own its assets, to carry on its business and to enter into this Guarantee and Indemnity.

2.2	The Guarantor is not insolvent or in liquidation or administration or subject to any other insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Guarantor or all or any part of its assets.

2.3	This Guarantee and Indemnity when executed and delivered by the Guarantor will constitute the legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms.

2.4	All acts, conditions and things required to be done and satisfied and to have happened prior to the execution and delivery of this Guarantee and Indemnity in order to constitute this Guarantee and Indemnity the legal, valid and binding obligations of the Guarantor in accordance with its terms have been done, satisfied and have happened in compliance with all applicable laws.

2.5	All (if any) consents, licences, approvals and authorisations of, or registrations with or declarations to, any governmental authority, bureau or agency which may be required in connection with the execution, delivery, performance, validity or enforceability of this Guarantee and Indemnity have been obtained or made and remain in full force and effect and the Guarantor is not aware of any event or circumstance which could reasonably be expected adversely to affect the right of the Guarantor to hold and/or obtain renewal of any such consents, licences, approvals or authorisations.

2.6	The Guarantor is not aware of any material facts or circumstances which have not been disclosed to the Banks and which might, if disclosed, have adversely affected the decision of a person considering whether or not to make loan facilities of the nature contemplated by the Loan Agreement available to the Borrower.

2.7	There is no action, suit, arbitration or administrative proceeding nor any contemplated action, suit, arbitration or administrative proceeding pending or to its knowledge about to be pursued before any court, tribunal or governmental or other authority which would, or would be likely to, have a materially adverse effect on the business, assets, financial condition or creditworthiness of the Guarantor.

2.8	The execution, delivery and performance of this Guarantee and Indemnity will not contravene any contractual restriction or any law binding on the Guarantor or the constitutional documents of the Guarantor, nor result in the creation of, nor oblige the Guarantor to create, any Encumbrance over all or any of its assets.

2.9	The Guarantor is not required to make any deduction or withholding from any payment which it may be obliged to make to the Agent under or pursuant to this Guarantee and Indemnity.

2.10	It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee and Indemnity that it be filed, recorded or enrolled with any governmental authority or agency in any country nor stamped with any stamp or similar transaction tax.

2.11	The Guarantor is not in breach of or default under any agreement of any sort binding on it or on all or any part of its assets.

3	Guarantee and Indemnity

In consideration of the several agreements of the Banks to make the Loan available to the Borrower, the Guarantor:-

3.1	irrevocably and unconditionally guarantees to the Agent as agent and trustee for the Banks to discharge the Indebtedness from time to time on first demand, together with Interest on the amount demanded from the date of first demand until the date of payment, both before and after judgement; and

3.2	agrees, as a separate and independent obligation, that, if any of the Indebtedness is not recoverable from the Guarantor under Clause 3.1 for any reason, the Guarantor will be liable to the Agent as agent and trustee for the Banks as a principal debtor by way of indemnity for the same amount as that for which the Guarantor would have been liable had that Indebtedness been recoverable, and agrees to discharge its liability under this Clause 3.2 from time to time on demand together with Interest on the amount demanded from the date of demand until the date of payment, both before and after judgement.

4	Continuing Security

This Guarantee and Indemnity is a continuing security for the full amount of the Indebtedness from time to time and shall remain in force notwithstanding the liquidation of the Borrower or any change in the constitution of the Borrower or of the Agent or any Bank or the absorption of or amalgamation by the Agent or any Bank in or with any other entity or the acquisition of all or any part of the assets or undertaking of the Agent or any Bank by any other entity.

5	Preservation of Guarantor's Liability

5.1	Acting in accordance with the provisions of clause 9 of the Loan Agreement, the Agent may without the Guarantor’s consent and without notice to the Guarantor and without in any way releasing or reducing the Guarantor’s Liabilities:-

5.1.1	amend, novate, supplement or replace any of the Borrower's Security Documents;

5.1.2	agree with the Borrower to increase or reduce the amount of the Loan, or vary the terms and conditions for its repayment or prepayment (including, without limitation, the rate and/or method of calculation of interest payable on the Loan);

5.1.3	allow to the Borrower or to any other person any time or other indulgence;

5.1.4	renew, vary, release or refrain from enforcing any of the Borrower’s Security Documents or any other security, guarantee or indemnity which the Agent or the Banks may now or in the future hold from the Borrower or from any other person;

5.1.5	compound with the Borrower or any other person;

5.1.6	enter into, renew, vary or terminate any other agreement or arrangement with the Borrower or any other person; or

5.1.7	make any concession to the Borrower or do or omit or neglect to do anything which might, but for this provision, operate to release or reduce the liability of the Guarantor under this Guarantee and Indemnity.

5.2	The liability of the Guarantor under this Guarantee and Indemnity shall not be affected by:-

5.2.1	the absence of, or any defective, excessive or irregular exercise of, any of the powers of the Borrower or of any Surety;

5.2.2	any security given or payment made to the Banks or the Agent by the Borrower or any other person being avoided or reduced under any law (whether English or foreign) relating to bankruptcy or insolvency or analogous circumstance in force from time to time;

5.2.3	the liquidation, administration, receivership or insolvency of the Borrower or Guarantor;

5.2.4	any other security, guarantee or indemnity now or in the future held by the Banks or the Agent being defective, void or unenforceable, or the failure of the Banks or the Agent to take any security, guarantee or indemnity;

5.2.5	any compromise or arrangement under Part I or Part VII of the Insolvency Act 1986 or section 425 of the Companies Act 1985 or under any (in the opinion of the Agent) analogous provision of any foreign law;

5.2.6	the novation of any of the Indebtedness;

5.2.7	anything which would not have released or reduced the liability of the Guarantor to the Agent had the liability of the Guarantor under Clause 3.1 been as a principal debtor of the Agent and not as a guarantor.

6	Preservation of Banks’ Rights

6.1	This Guarantee and Indemnity is in addition to any other security, guarantee or indemnity now or in the future held by the Banks or by the Agent in respect of the Indebtedness, whether from the Borrower, the Guarantor or any other person, and shall not merge with, prejudice or be prejudiced by any such security, guarantee or indemnity or any contractual or legal right of the Banks or of the Agent.

6.2	Any release, settlement, discharge or arrangement relating to the liabilities of the Guarantor under this Guarantee and Indemnity shall be conditional on no payment, assurance or security received by the Banks or the Agent in respect of the Indebtedness being avoided or reduced under any law (whether English or foreign) in force from time to time relating to bankruptcy, insolvency or any (in the opinion of the Agent acting on the written instructions of the Majority Banks) analogous circumstance, and, after any such avoidance or reduction, the Agent shall be entitled to exercise all of its rights, powers, discretions and remedies under or pursuant to this Guarantee and Indemnity and/or any other rights, powers, discretions or remedies which it would otherwise have been entitled to exercise, as if no release, settlement, discharge or arrangement had taken place.

6.3	Following the repayment of the Indebtedness, the Agent shall be entitled to retain any security which it may hold for the liabilities of the Guarantor under this Guarantee and Indemnity until the Agent is satisfied in its reasonable discretion that neither it nor any of the Banks will have to make any payment under any law referred to in Clause 6.2.

6.4	Until all claims of the Banks and the Agent in respect of the Indebtedness have been discharged in full:-

6.4.1	the Guarantor shall not be entitled to participate in any security held or sums received by the Banks or the Agent in respect of all or any part of the Indebtedness;

6.4.2	the Guarantor shall not stand in the place of, or be subrogated for, the Banks or the Agent in respect of any security, nor take any step to enforce any claim against the Borrower or any Surety (or their respective estates or effects), nor claim or exercise any right of set off or counterclaim against the Borrower or any Surety, nor make any claim in the bankruptcy or liquidation of the Borrower or any Surety in respect of any sums paid by the Guarantor to the Agent or in respect of any sum which includes the proceeds of realisation of any security at any time held by the Agent in respect of any of the Guarantor’s Liabilities; and

6.4.3	the Guarantor shall not take any steps to enforce any claim which it may have against the Borrower or any Surety without the prior written consent of the Agent, acting on the written instructions of the Majority Banks, and then only on such terms and subject to such conditions as the Agent may impose.

6.5	The Guarantor’s Liabilities shall be continuing for all purposes (including Interest) and every sum of money which may now or in the future be or become due or owing to the Agent by the Borrower (or which would have become due or owing had it not been for the bankruptcy, liquidation or insolvency of the Borrower) shall be deemed to continue due and owing to the Agent by the Borrower until such sum is actually repaid to the Agent, notwithstanding the bankruptcy, liquidation or insolvency of the Borrower.

6.6	The Agent may, but shall not be obliged to, resort for its own benefit to any other means of payment at any time and in any order it thinks fit without releasing or reducing the Guarantor’s Liabilities.

6.7	The Agent may enforce this Guarantee and Indemnity either before or after resorting to any other means of payment without entitling the Guarantor to any benefit from or share in any such other means of payment until the expiry of the Facility Period.

7	Other Security

The Guarantor confirms that it has not taken, and will not take without the prior written consent of the Agent acting on the written instructions of the Majority Banks (and then only on such terms and subject to such conditions as the Agent may impose), any security from the Borrower or from any Surety in connection with this Guarantee and Indemnity, and any security taken by the Guarantor notwithstanding this Clause shall be held by the Guarantor in trust for the Agent absolutely as a continuing security for the Guarantor’s Liabilities.

8	Covenants

The Guarantor will maintain a Free Liquidity of not less than the greater of seventy five million Dollars ($75,000,000) and seven point five per cent (7.5%) of the Total Debt of the Guarantor.

9	Financial Information

The Guarantor will deliver to the Agent without request:-

9.1	a copy of its annual financial statements for each financial year of the Guarantor ending during the Facility Period, containing (amongst other things) the Guarantor’s consolidated profit and loss account for, and balance sheet at the end of, each such financial year, prepared in accordance with GAAP and audited by a firm of chartered accountants (or equivalent) acceptable to the Agent, in each case within one hundred and fifty (150) days of the end of the financial year to which they relate; and

9.2	copies of all financial and other information given by the Guarantor to its shareholders, not later than seven (7) days after that information is given to its shareholders; and

9.3	all other information which the Agent, acting on the written instructions of the Majority Banks, may reasonably require from time to time relating to the financial position of the Guarantor; and

9.4	on a quarterly basis, throughout the duration of this Guarantee and Indemnity, a compliance certificate, signed by an officer of the Guarantor evidencing compliance with the covenant contained in Clause 8.

10	Payments

10.1	All amounts payable by the Guarantor under or pursuant to this Guarantee and Indemnity shall be paid to such accounts at such banks as the Agent may from time to time direct to the Guarantor in the Currency of Account in same day funds for immediate value. Payment shall be deemed to have been received by the Agent on the date on which the Agent receives authenticated advice of receipt, unless that advice is received by the Agent on a day other than a Business Day or at a time of day (whether on a Business Day or not) when the Agent in its discretion considers that it is impossible or impracticable for the Agent to utilise the amount received for value that same day, in which event the payment in question shall be deemed to have been received by the Agent on the Business Day next following the date of receipt of advice by the Agent.

10.2	All payments to be made by the Guarantor pursuant to this Guarantee and Indemnity shall, subject only to Clause 10.3, be made free and clear of and without deduction for or on account of any Taxes or other deductions, withholdings, restrictions, conditions or counterclaims of any nature, and the Guarantor will not claim any equity in respect of any payment due from it to the Agent under or in relation to this Guarantee and Indemnity.

10.3	If at any time any law requires (or is interpreted to require) the Guarantor to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, the Guarantor will promptly notify the Agent and, simultaneously with making that payment, will pay to the Agent whatever additional amount (after taking into account any additional Taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Agent receives a net sum equal to the sum which it would have received had no deduction or withholding been made.

10.4	If at any time the Guarantor is required by law to make any deduction or withholding from any payment to be made by it pursuant to this Guarantee and Indemnity, the Guarantor will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Agent an original receipt issued by the relevant authority, or other evidence acceptable to the Agent, evidencing the payment to that authority of all amounts required to be deducted or withheld. If the Guarantor makes any deduction or withholding from any payment under or pursuant to this Guarantee and Indemnity, and a Bank subsequently receives a refund or allowance from any tax authority which that Bank at its sole discretion identifies as being referable to that deduction or withholding, the Agent shall take all reasonable steps to procure that the Bank shall, as soon as reasonably practicable, pay to the Guarantor an amount equal to the amount of the refund or allowance received, if and to the extent that it may do so without prejudicing its right to retain that refund or allowance and without putting itself in any worse financial position than that in which it would have been had the deduction or withholding not been required to have been made. Nothing in this Clause shall be interpreted as imposing any obligation on any Bank unless requested by the Guarantor to apply for any refund or allowance nor as restricting in any way the manner in which any Bank organises its tax affairs, nor as imposing on any Bank any obligation to disclose to the Guarantor any information regarding its tax affairs or tax computations. All costs and expenses incurred by any Bank in obtaining or seeking to obtain a refund or allowance from any tax authority pursuant to this Clause shall be for the Guarantor’s account.

10.5	Interest will be payable both before and after judgement on a daily basis and on the basis of a 360 day year and compounded at such intervals as the Agent shall in its discretion determine.

11	Currency

11.1	The Guarantor's liability under this Guarantee and Indemnity is to discharge the Indebtedness in the Currency of Account.

11.2	If at any time the Agent receives (including by way of set off) any payment by or on behalf of the Guarantor in a currency other than the Currency of Account, that payment shall take effect as a payment to the Agent of the amount in the Currency of Account which the Agent is able to purchase (after deduction of any relevant costs) with the amount of the payment so received in accordance with its usual practice.

11.3	To the extent that any payment to the Agent (whether by the Guarantor or any other person and whether under any judgement or court order or otherwise) in a currency other than the Currency of Account shall on actual conversion into the Currency of Account fall short of the relevant liability of the Borrower expressed in the Currency of Account then the Guarantor as a separate and independent obligation will indemnify the Agent against the shortfall.

12	Appropriation

12.1	The Guarantor irrevocably authorises the Agent to apply all sums which the Agent may receive under or in connection with this Guarantee and Indemnity in or towards satisfaction, or by way of retention on account, of the Indebtedness, in such manner as the Agent may in its discretion determine.

12.2	The Agent may place any money received by it under or in connection with this Guarantee and Indemnity to the credit of a suspense account on such terms and subject to such conditions as the Agent may in its discretion determine for so long as the Agent thinks fit without any obligation in the meantime to apply that money in or towards discharge of the Indebtedness, and, despite such payment, the Agent may claim against the Borrower or any Surety or prove in the bankruptcy, liquidation or insolvency of the Borrower or any Surety for the whole of the Indebtedness at the date of the Agent’s demand for payment pursuant to this Guarantee and Indemnity, together with Interest and all commission, charges and expenses accruing subsequently.

13	Communications

The provisions of clause 16 of the Loan Agreement shall (mutatis mutandis) apply to this Guarantee and Indemnity as if it were set out in full with references to this Guarantee and Indemnity substituted for references to the Loan Agreement, and as if references in that clause to the Borrower were references to the Guarantor.

14	Law and Jurisdiction

14.1	This Guarantee and Indemnity shall in all respects be governed by and interpreted in accordance with English law.

14.2	For the exclusive benefit of the Agent, the Guarantor irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and Indemnity and that any Proceedings may be brought in those courts.

14.3	Nothing contained in this Clause shall limit the right of the Agent to commence any Proceedings against the Guarantor in any other court of competent jurisdiction nor shall the commencement of any Proceedings against the Guarantor in one or more jurisdictions preclude the commencement of any Proceedings in any other jurisdiction, whether concurrently or not.

14.4	The Guarantor irrevocably waives any objection which it may now or in the future have to the laying of the venue of any Proceedings in any court referred to in this Clause and any claim that those Proceedings have been brought in an inconvenient or inappropriate forum, and irrevocably agrees that a judgement in any Proceedings commenced in any such court shall be conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

14.5	Without prejudice to the right of the Agent to use any other method of service permitted by law, the Guarantor irrevocably agrees that any writ, notice, judgement or other legal process shall be sufficiently served on it if addressed to the Guarantor and left at or sent by post to the Address for Service, and in that event shall be conclusively deemed to have been served at the time of leaving or, if posted, at 9.00 a.m. on the Business Day after posting by prepaid first class post.

15	Miscellaneous

15.1	The Guarantor agrees that it is, and will throughout the Facility Period remain, a principal debtor in respect of the Guarantor’s Liabilities and not a surety for any Surety.

15.2	No failure or delay on the part of the Agent in exercising any right, power, discretion or remedy under or pursuant to this Guarantee and Indemnity nor any actual or alleged course of dealing between the Agent or any of the Banks and the Guarantor shall operate as a waiver of, or acquiescence in, any default on the part of the Guarantor, unless expressly agreed to do so in writing by the Agent, nor shall any single or partial exercise by the Agent of any right, power, discretion or remedy preclude any other or further exercise of that right, power, discretion or remedy or the exercise by the Agent of any other right, power, discretion or remedy.

15.3	If at any time any provision of this Guarantee and Indemnity is invalid, illegal or unenforceable in any respect that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

15.4	This Guarantee and Indemnity shall be binding on the Guarantor and on its successors and permitted assignees and transferees, and shall inure to the benefit of the Agent and the Banks and their respective successors, transferees and assignees. The Guarantor may not assign nor transfer any of its rights (if any) or obligations under or pursuant to this Guarantee and Indemnity without the prior written consent of the Banks.

15.5	If any provision of this Guarantee and Indemnity shall be invalid or unenforceable in whole or in part by reason of any present or future law or any decision of any court, or if the documents at any time held by the Agent are considered by the Agent for any reason insufficient to carry out the terms of this Guarantee and Indemnity, then from time to time the Guarantor will promptly, on demand by the Agent, execute or procure the execution of such further documents as in the opinion of the Agent are necessary to provide an adequate guarantee and indemnity for the repayment of the Indebtedness.

15.6	Any certificate or statement signed by an authorised signatory of the Agent purporting to show the amount of the Indebtedness or of the Guarantor’s Liabilities (or any part of any of them) or any other amount referred to in any of the Security Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Guarantor of that amount.

15.7	The representations and warranties on the part of the Guarantor contained in this Guarantee and Indemnity shall survive the execution of this Guarantee and Indemnity.

15.8	This Guarantee and Indemnity may be executed in any number of counterparts each of which shall be original but which shall together constitute the same instrument.

15.9	This Guarantee and Indemnity constitutes the entire agreement between the Agent, the Banks and the Guarantor in relation to its subject matter, and no amendment or variation of the terms of this Guarantee and Indemnity shall be valid unless in writing and signed on behalf of the Guarantor and the Agent.

15.10	The Agent and the Banks may continue the account(s) of the Borrower or open one or more new accounts for the Borrower notwithstanding demand under this Guarantee and Indemnity, and the Guarantor’s liability at the date of demand shall not be released or affected by any subsequent payment into or out of any of the Borrower’s accounts with the Agent or any of the Banks.

IN WITNESS of which the Guarantor has executed and delivered this Guarantee and Indemnity as a deed the day and year first before written.

SIGNED and DELIVERED as a	)
deed by	)
the duly authorised Chief Financial Officer	)
for and on behalf of	)
TEEKAY SHIPPING CORPORATION	)
in the presence of:-)

DATED                                          2003

TEEKAY SHIPPING CORPORATION

— to —

DEN NORSKE BANK ASA

___________________________________

GUARANTEE AND INDEMNITY

___________________________________

STEPHENSON HARWOOD
One St Paul’s Churchyard
London EC4M 8SH
Tel: 020 7329 4422
Fax: 020 7606 0822
Ref: 819

CONTENTS

		Page

1	Definitions and Interpretation	2

2	Representations and Warranties	2

3	Guarantee and Indemnity	4

4	Continuing Security	5

5	Preservation of Guarantor's Liability	5

6	Preservation of Banks' Rights	6

7	Other Security	8

8	Covenants	8

9	Financial Information	8

10	Payments	9

11	Currency	11

12	Appropriation	11

13	Communications	12

14	Law and Jurisdiction	12

15	Miscellaneous	13